FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 333-04918

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(Translation of registrant’s name into English)

Huerfanos 1234

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

TABLE OF CONTENTS

Item
1.	Translation of press release informing of the Company’s fourth quarter 2004 financial results.
2.	Translation of press release informing of the Company’s first quarter 2005 financial results.

Item 1

Quarterly Results
(4Q 2004)

CONTACTS:

Leonel Segovia	Fernando Olivares	Julissa Bonfante

BBVA	BBVA	BBVA – New York
(562) 679 2322/ Fax (562) 679 2287	(562)679 2353	(212) 728-1660 / Fax (212) 333-2905
lsegovia@bbva.cl	folivaresm@bbva.cl	Julissa.Bonfante@bbvany.com

BBVA (NYSE: BB, BCS: BBVACL) reports its results for the period ended December 31, 2004. Net income for the quarter reached Ch$7,922 millions (proforma), however voluntary provisions made over loan and some other expenses write-off, in the context of the application of more conservative principles, allowed to obtain a final result of Ch$14,485 million in 2004 (Ch$33,094 millions in a proforma statement). This voluntary provision permitted to increase the ratio of reserves over past due loans from 93.5% in 3Q04 to 124.9% in 4Q04.

1. Results of Operations

The Bank’s net income of Ch$14,485 million for fiscal year 2004 is impacted by the voluntary provisions made in the 4Q04 of Ch$18,609 million (including the effect of income taxes). This is the result of applying more conservative principles over the credit risk in the effort of increasing the solvency of the Bank over the past due loans and show an important strengthening in terms of credit risk administration (Ch$12,842 million). To accelerate the amortization specific technology investment (Ch$4,137 million) and the write-off for the bonus pre-payment, that will allow to increase the net interest margin in the next quarters (Ch$5,445 millions). All this voluntary expense has a positive impact on income taxes for Ch$3,815 million. This provision allow us to have a better ratio of reserves over past due loans, increasing from 93.5% in 3Q04 to 124.9% in 4Q04 (98.2% proforma in 4Q04).

The proforma result (before voluntary provision and write-off) in the 4Q04 reached Ch$7,922 million, 99.2% higher than the result of the same quarter a year earlier, reflecting the continuous growth of our earnings and the better performance of the credit risk, while the operating expenses increased in the context of our strategic plan development. In cumulative terms, the net income for 2004 increase by 22.1% in the same period, permitting to enhance the return over equity from 11.42% to 13.12% in a proforma statement. All in the context of strong loans growth that permit compensate the lower interest rates and inflation in the net interest revenue. Closer to our organic growing strategic plan, the net income stemming from services raised by 19.7% in the same period, partly compensating by the lower results obtained in net revenues on financial instrument, generated in the current scenario of higher long term interest rates.

*These results (unaudited) have been prepared on a consolidated basis and in accordance with Chilean GAAP. All figures are shown in nominal Millions of Chilean pesos, unless otherwise stated.

In summary, a better generation based on healthy loan growth strategy, permit us to finish with result exercise in 2004 (in a proforma statement) and make extra provision and write-off (in voluntary terms), giving the Bank more solvency to face the future expansion.

Consolidated Statement of Income (Unaudited)	4Q03	3Q04	4Q04	4Q04 Proforma	4Q04 4Q03	4Q04 Proforma 4Q03	2003	2004	2004 Proforma	2004 2003	2004 Proforma 2003
Net Interest Revenue. (1)	25.387	29.869	26.116	26.116	2,9%	2,9%	103.025	105.579	105.579	2,5%	2,5%
Provision for loan losses	(11.374)	(5.628)	(16.442)	(3.600)	44,6%	-68,3%	(35.235)	(31.895)	(19.053)	-9,5%	-45,9%
Net Income from service	7.269	8.916	9.305	9.305	28,0%	28,0%	29.355	35.134	35.134	19,7%	19,7%
Net revenue on fin. instrument	(277)	1.790	(4.084)	(4.084)	1374,4%	1374,4%	2.758	1.517	1.517	-45,0%	-45,0%
Other income and expenses	4.018	(1.426)	65	5.510	-98,4%	37,1%	11.511	(366)	5.079	—	-55,9%
Operating Expenses	(20.835)	(21.557)	(27.225)	(23.088)	30,7%	10,8%	(77.956)	(89.314)	(85.177)	14,6%	9,3%
Loss from price level restatement	219	(1.791)	(892)	(892)	—	—	(1.760)	(3.906)	(3.906)	122,0%	122,0%
Minority interest	(3)	(36)	(4)	(4)	31,1%	31,1%	(24)	(59)	(59)	146,4%	146,4%
Income before income taxes	4.405	10.137	(13.162)	9.262	—	110,3%	31.675	16.691	39.115	-47,3%	23,5%
Income taxes	(429)	(1.621)	2.475	(1.340)	—	212,4%	(4.567)	(2.206)	(6.021)	-51,7%	31,8%
Net Income	3.976	8.516	(10.687)	7.922	—	99,2%	27.108	14.485	33.094	-46,6%	22,1%

(1)	Net Interest Revenue plus Net Foreign Exchange Transactions

Selected Ratios	4Q03	3Q04	4Q04	4Q04 Proforma	2003	2004	2004 Proforma
ROE	6,70%	13,26%	-16,95%	12,56%	11,42%	5,74%	13,12%
ROA	0,47%	0,86%	-1,07%	0,79%	0,79%	0,36%	0,82%
Oper. Expenses / Oper. Revenue	64,3%	53,1%	86,9%	73,7%	57,7%	62,8%	59,9%
Past due loans / Total Loans	1,93%	1,73%	1,65%	1,65%	1,93%	1,65%	1,65%
Reserves / Past due loans	97,3%	93,5%	124,9%	98,2%	97,3%	124,9%	98,2%

2. Activity: Asset and Liabilities

The successful growth strategy led to an increase in assets of 17.4% between December 2003 and December 2004, maintaining an important dynamism in loans. This year has been achieved our loan performance through sustained growth in all area of business, with an important activity in commercial loans (+20.4% year over year), mortgage loans (+36.3% YoY) and foreign trade loans (+25.5% YoY). As a result, our market share at the end of December 2004 in total loans, reached in 7.74% rising 55 basic point in the year, fulfilling our main goal of increasing our market share at least 50 basic point each year.

						4Q04
Asset	4Q03	1Q04	2Q04	3Q04	4Q04	4Q03
Cash and Due from Banks	265.827	324.657	402.093	438.980	249.170	-6,3%
Financial Investment	615.082	598.841	538.909	549.405	585.066	-4,9%
Loans, net	2.335.149	2.434.026	2.636.916	2.748.974	2.858.259	22,4%
Other assets	193.807	219.690	283.745	235.592	311.411	60,7%
Total Assets	3.409.865	3.577.214	3.861.664	3.972.951	4.003.906	17,4%

In terms of liabilities, the important activity in loan has been supported principally by deposits, which rose by 20.3% year over year at December 2004. It is important to notice that in this growth the balance in current accounts expanded 25% in the same period of last year, increasing the portion of lower cost funds in our cost mix structure. On the other hand, the shareholder’s equity increased only by 0,8% in the year, because there is still surplus in capital. In fact, the Basle index was 11.42%, over the 8% current legislation demand.

						4Q04
Liabilities	4Q03	1Q04	2Q04	3Q04	4Q04	4Q03
Deposits	2.173.539	2.351.661	2.538.324	2.669.391	2.613.709	20,3%
Borrowings	806.484	810.051	849.297	798.449	770.076	-4,5%
Other liabilities	165.112	157.377	203.109	222.766	353.181	113,9%
Minority interest in consolidated subsidiaries	151	0	157	194	200	32,5%
Shareholder’s equity	264.579	257.952	270.778	282.150	266.741	0,8%
Total Liabilities and Shareholder’s equity	3.409.865	3.577.041	3.861.663	3.972.951	4.003.906	17,4%

Forward looking statements

This news release may contain words, such as “believe”, “expect”, “estimate”, “intend”, and “anticipate” and similar expressions, that identify forward-looking statements, which reflect the Bank’s views about future events and financial performance. Such words may deem this news release to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Bank believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Bank’s degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, regulation risks, contingent liabilities, as well as other risks referred in the Bank’s filings with the SVS and SEC. The Bank does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after date hereof or to reflect the occurrence of unanticipated events.

Item 2

1Q 2005 Results

CONTACTS:

Leonel Segovia	Fernando Olivares	Julissa Bonfante

BBVA	BBVA	BBVA – New York
(562) 679 2322/ Fax (562) 679 2287	(562)679 2353	(212) 728-1660 / Fax (212) 333-2905
lsegovia@bbva.cl	folivaresm@bbva.cl	Julissa.Bonfante@bbvany.com

BBVA (NYSE: BB, BCS: BBVACL) informs its results for the first quarter 2005. Market share in total loans improved 48 basis points YoY to 7.73% as of March 31, 2005. This performance equals to the second largest increase of Chilean financial system. Market share in commercial loans grew by 12 basis points QoQ and 51 basis points YoY to 7.67%. Net income for the quarter totaled Ch$8,270 million compared to Ch$8,417 million 1Q04.

1. Results of Operations

Consolidated Statement of Income (Unaudited)						1Q05
	1Q04	2Q04	3Q04	4Q04	1Q05	1Q04
Net Interest revenue	25,798	29,200	21,418	16,594	25,074	-2.8%
Provision for loan losses	(5,657)	(4,168)	(5,628)	(16,442)	(3,838)	-32.2%
Income from services, net	8,945	7,969	8,916	9,305	8,360	-6.5%
Other operating income, net	(329)	(1,265)	10,241	5,438	(1,705)	418.4%
Other income and expenses	532	463	(1,426)	65	746	40.4%
Operating expenses	(20,198)	(20,334)	(21,557)	(27,225)	(20,494)	1.5%
Loss from price level restatement	862	(2,085)	(1,791)	(892)	1,395	61.9%
Minority interest in consolidated subsidiaries	(16)	(3)	(36)	(4)	(4)	-74.6%
Income before income taxes	9,937	9,779	10,137	(13,162)	9,535	-4.1%
Impuesto a la renta	(1,520)	(1,540)	(1,621)	2,475	(1,265)	-16.8%
Net income	8,417	8,239	8,516	(10,687)	8,270	-1.7%

In 1Q 2005 net income of the Bank totaled Ch$8.270 million, slightly lower when compared to 1Q 2004. This result is obtained in a less favorable interest rates environment and in a higher competitive system frame. Additionally, the structure of the Bank’s statement of income shows a favorable management of the net financial margin, a positive result controlling operating expenses, lower provisions made during the quarter and a better result of non operating incomes.

The Bank’s net financial margin of the quarter shows a decrease of only 2.8% when compared to 1Q04 thanks to a “fine” management of the balance sheet supported by a better funding mix. It is worth mentioning that the context of less favorable interest rates environment for banking activities and higher competition levels has pulled-down spreads for the whole financial system.

*These results (unaudited) have been prepared on a consolidated basis and in accordance with Chilean GAAP. All figures are shown in nominal Millions of Chilean pesos, unless otherwise stated.

Income from services net has also shown a good pace during the quarter considering that in 1Q04 the Bank record non-recurrent commissions from subsidiaries and investment banking up to Ch$950 million. Moreover, the Bank has improved the structure of income from services increasing those belong to a recurrent basis.

Operating expenses for the quarter registered a slight increase of 1,5% compared to the same period of 2004, revealing solid results of expenses-control measures applied in 2004 and also explained by the non-ocurrence of expenses related with the expansion of the Bank’s branch network and the launching of 45 Center of Services called “BBVA Express” in 2004. The slight increase of expenses compares positively to the growth of activity in twelve months (+22,8%) and consequently improving Bank’s efficiency ratios.

2. Activity: Loans and Deposits

Balance sheet Summary

						1Q05
Assets	1Q04	2Q04	3Q04	4Q04	1Q05	1Q04
Cash and Due from Banks	324,657	402,093	438,980	249,170	392,252	20.8%
Financial Investments	598,841	538,909	549,405	585,066	538,436	-10.1%
Loans, net	2,434,026	2,636,916	2,748,974	2,858,259	2,985,703	22.7%
Other assets	219,690	283,745	235,592	311,411	304,196	38.5%
Total assets	3,577,214	3,861,664	3,972,951	4,003,906	4,220,588	18.0%

						1Q05
Liabilities and Shareholders’ Equity	1Q04	2Q04	3Q04	4Q04	1Q05	1Q04
Deposits	2,351,661	2,538,324	2,669,391	2,613,709	2.849,318	21.2%
Borrowings	810,051	849,297	798,449	770,076	749,010	-7.5%
Other liabilities	157,377	203,109	222,766	353,181	363,382	130.9%
Minority interest in consolidated subsidiaries	0	157	194	200	202
Shareholders’ equity	257,952	270,778	282,150	266,741	258,676	0.3%
Total liabilities and shareholders’ equity	3,577,041	3,861,663	3,972,951	4,003,906	4,220,588	18.0%

The Bank has reached a remarkable performance in total loans when compared with the industry, growing 22.8% in twelve months and with a quarterly expansion of 4.3%. Loan growth has been positively impacted by solid signs of economic recovery and by the correct application of our current strategic plan called “Nueva Etapa” launched in March 2002. Our growth is powered by a good performance both personal and business loans, achieving a harmonic commercial development of the Bank.

The positive pace in activity recorded by the Bank has resulted in an increase of the market share in total loans of 48 basis points in twelve months, positioning the Bank as the institution with the second largest increase of market share in the whole industry. The growth of Personal Banking has been guided by mortgage loans financed by the Bank (+32,4%) when compared to 1Q04. Corporate banking has also recorded a remarkable performance reaching an increase of 40% in loans with a clear leadership in that segment.

Asset quality also shows an improvement compared with previous quarters. Over the past twelve months past due loans to total loans ratio has dropped significantly from 1.85% 1Q04 to 1.61% in the same period of 2005 while allowances over past due loans ratio has improved from 97,6% in 1Q04 to 119,5% in 1Q05. The improvement of asset quality is also reflected in non-performing loans which has decreased by 6.7% in twelve months. Finally, risk index shows a decreasing trend in the period after being affected by extraordinary allowances made in December 2004 by applying a more conservative evaluation of the contingent risks.

Finally, the Bank’s resources of clients remarks an equilibrated expansion between non interest liabilities and time deposits (+17.1% and +21.2% respectively). The twelve-month increase in non interest liabilities has been triggered by an expansion of 21.4% in current accounts balances while banker’s drafts and other demand deposits show a healthy increase of 13.6%. The good performance in non interest liabilities has allowed a “fine” management of the margins as mentioned before.

Forward looking statements

This news release may contain words, such as “believe”, “expect”, “estimate”, “intend”, and “anticipate” and similar expressions that identify forward-looking statements, which reflect the Bank’s views about future events and financial performance. Such words may deem this news release to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Bank believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Bank’s degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, regulation risks, contingent liabilities, as well as other risks referred in the Bank’s filings with the SVS and SEC. The Bank does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO BHIF

Date: May 20, 2005	By:	/s/ Ramón Monell Valls
	Name:	Ramón Monell Valls
	Title:	Chief Executive Officer